Exhibit (a)(10)
THE CIRCUIT COURT FOR
BALITMORE CITY, MARYLAND

HAROLD B. OBSTFELD	Civil Action
100 Park Avenue — 20th Floor	No.
New York, NY 10017,

on behalf of himself and all others similarly situated,

Plaintiff,

—against—

PHILIPPE R. ROLLIER, BERTRAND P.
COLLOMB, BERNARD L. KASRIEL, BRUNO
LAFONT, ROBERT W. MURDOCH, MICHEL
ROSE, JOHN D. REDFERN, MARSHALL A.	Jury Trial Demanded
COHEN, PHILIPPE P. DAUMAN, CLAUDINE B.
MALONE, BLYTHE J. MCGARVIE, JAMES M.
MICALI, BERTIN F. NADEAU, LAWRENCE M.
TANENBAUM, GERALD H. TAYLOR
LAFARGE, SA, AND LAFARGE NORTH
AMERICA, INC.,
[address for all Defendants:]
11 East Chase Street
Baltimore, Maryland 21202,

Defendants.
SHAREHOLDER’S CLASS ACTION COMPLAINT
     Plaintiff, by his attorneys, by his complaint against defendants, alleges upon personal knowledge with respect to paragraph 2, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:
NATURE OF THE ACTION
          1. This is a stockholders’ class action on behalf of the public stockholders of Lafarge North America, Inc (“Lafarge North America” or the “Company”)

to enjoin the proposed acquisition of the publicly owned shares of Lafarge North America’s common stock by its controlling shareholder, defendant Lafarge S.A. (“Lafarge”).
THE PARTIES
          2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.
          3. Defendant Lafarge North America is a corporation duly organized and existing under the laws of the State of Maryland. Lafarge North America operates as supplier of construction materials in the United States and Canada. The company produces and sells cement, ready-mixed concrete, gypsum wallboard, aggregates, asphalt, and related products and services. It operates in three segments: Aggregates, Concrete, and Asphalt; Cement; and Gypsum. Aggregates, Concrete, and Asphalt segment supplies aggregates, including sand, gravel, and crushed and graded stone; ready-mixed concrete, including concrete specialty mixes, such as Agilia that eliminates the need for vibration and produces an unparalleled surface finish, and Ductal that can bend without breaking; and asphalt for use in the North American construction industries. Lafarge North America maintains principal Maryland offices at 11 East Chase Street, Baltimore, Maryland, 21202; as such, all Defendants identified herein conduct regular business in Baltimore City, Maryland; venue of this action is proper per § 6-201, et seq. of the Maryland Courts & Judicial Proceedings Article.
          4. Defendant Lafarge owns approximately 53.2% of the Company’s outstanding common stock.
          5. Defendant Philippe R. Rollier (“Rollier”) is a director of Lafarge North America and has been its President and Chief Executive Officer of the Company since May 2001. Defendant Rollier served as Regional President of Lafarge from 1995 to 2001 and has served as Executive Vice President of Lafarge since 1999.
          6. Defendant Bertrand P. Collomb is Chairman of the Board of the Lafarge North America and Chairman of the Board of Lafarge. He has served as

Chairman of the Board of the Company since January 1989 and as Chairman of the Board of Lafarge since August 1989. He served as Chief Executive Officer of Lafarge from August 1989 through May 2003. He served as Vice Chairman of the Board and Chief Operating Officer of Lafarge from January 1989 to August 1989. He was Vice Chairman of the Board and Chief Executive Officer of Lafarge North America and Senior Executive Vice President of Lafarge from 1987 until January 1989.
          7. Defendant Bernard L. Kasriel is a director of Lafarge North America and Vice Chairman of the Board of the Company and Vice Chairman and Chief Executive Officer of Lafarge since May 1996. He has served as Vice Chairman of Lafarge since January 1995, He served as Chief Operating Officer of Lafarge from January 1995 through May 2003, when he was appointed Chief Executive Officer of Lafarge. He also served as Managing Director of Lafarge S,A. from 1989 to 1994, Senior Executive Vice President of Lafarge S.A. from 1987 to 1989 and Executive Vice President of Lafarge S.A. from 1982 until March 1987.
          8. Defendant Bruno Lafont has served as a director of the Company since 2003. He is Senior Executive Vice President and Co-Chief Operating Officer of Lafarge. Mr. Lafont served as Executive Vice President — Gypsum of Lafarge from 1998 to May 2003, when he was appointed Chief Operating Officer. From 1995 to 1998, he served as Executive Vice President — Finance of Lafarge. Prior to that, Lafont served in a variety of financial and managerial positions with Lafarge after joining Lafarge in 1983 as an internal auditor.
          9. Defendant Robert W. Murdoch has served as a director of Lafarge North America since 1987. He was formerly President and Chief Executive Officer of the Company from January 1989 to August 1992, President and Chief Executive Officer of Lafarge Canada Inc. from 1985 to 1992, Senior Executive Vice President of Lafarge from August 1989 to September 1992 and President and Chief Operating Officer of the Company from 1987 to 1989.

          10. Defendant Michel Rose has been a director of Lafarge North America since 1992. He served as President and Chief Executive Officer of the Company from September 1992 until September 1996. Senior Executive Vice President and Co-Chief Operating Officer of Lafarge. Rose has served as Senior Executive Vice President of Lafarge since 1989.
          11. Defendant John D. Redfern has served as a director of the Lafarge North America since 1983. He is also Chairman of the Board of Lafarge Canada Inc.
          12. Defendants Marshall A. Cohen, Philippe P. Dauman, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, Lawrence M. Tanenbaum, and Gerald H. Taylor are the directors of the Company.
          13. The defendants named in Paragraph 5 and 12 (the “Individual Defendants”) are in a fiduciary relationship with plaintiff and the other public stockholders of Lafarge North America and owe them the highest obligations of good faith and fair dealing.
          14. Defendant Lafarge, as majority stockholder of Lafarge North America, is in a fiduciary relationship with plaintiff and the other public stockholders of Lafarge North America and owes them the highest obligations of full and candid disclosure, good faith and fair dealing.
CLASS ACTION ALLEGATIONS
          15. Plaintiff brings this action on his own behalf and as a class action pursuant to Maryland Rule 2-231, on behalf of all Lafarge North America stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).
          16, This action is properly maintainable as a class action.

          17. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable.
          18. There are questions of law and fact which are common to the Class including, inter alia, the following:
               a. Whether the defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class;
               b. Whether plaintiff and the other members of the Class will be damaged irreparably by defendants’ breaches of their fiduciary duties.
          19. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.
          20. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.
          21. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
          22. On March 5, 2005, Lafarge North America filed it Form 10-K for its year ended December 31, 2004. The 2004 Form 10-K reported that fiscal 2004 was “a record year” for Lafarge in sales and earnings and “operating results benefited from stronger economic fundamentals as well as good operating performance.” The 2004 Form 10-K reported income of a record $482 million, a 17 percent increase over 2003, with strong volumes for cement, aggregates and gypsum. Net income from continuing operations in

2004 was $295.5 million, or $3.86 per diluted share compare with an income of $217.4 million, or $2.93 per diluted share in 2003.
          23. The 2004 Form 10-K also stated the follows:
Looking forward to 2005, we have seen no indications of change in the overall market environment since the strong close to the fourth quarter of 2004. However, year-over-year comparisons will also have to take into account the high level of demand growth and favorable weather conditions experienced in 2004. We expect the continuation of solid demand and a favorable pricing environment in most of our markets.
          24. On January 31, 2006, Lafarge North America issued a press release reporting its net income in the fourth quarter of $144.6 million, or $1.84 per share diluted. In this same press, defendant Rollier was quoted as stating: “We are pleased with the strong finish of our cement segment, the solid pricing gains made in all of our product lines and the continued excellent performance of our gypsum business .... We again delivered significant year-over-year earnings growth, despite the challenges posed by substantial energy cost increases and disparities across the markets we serve in North America.”
          25. On February 6, 2006, Lafarge, and owner of a 53,2% stake in Lafarge North America announced its intention to launch a cash tender offer (the “Offer”) for the remaining 46.8% minority stake it does not own. Lafarge intends to offer Lafarge North America shareholders US$75 in cash for each Lafarge North America share they hold. Based on the 35.3 million minority-owned shares and on outstanding options, the Offer represents a total transaction value of US$3.0 billion.
          26. Lafarge timed its offer as explained by one analyst to take advantage of the “recent weakness in [Lafarge] North America’s share price to strike a quick deal.” The offer has the effect of capping the market for Lafarge North America’s stock to facilitate Lafarge’s plan to obtain the public interest in Lafarge North America as cheaply as possible.

          27. Another analyst said that “you have a situation where [Lafarge] North America’s share price had fallen, making a deal, which was inevitable anyway, start to look pretty good, they managed to get people selling and that gave [Lafarge] a wonderful opportunity.” Another analyst at Cheuvreux stated; “the buyout appears an excellent move as it will enable Lafarge to gain full control of one of its best performing subsidiaries.”
          28. The consideration to be paid to Class members in the transaction is unfair and inadequate because, among other things, the intrinsic value of Lafarge North America’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock’s current trading price and the Company’s prospects for future growth and earnings.
          29. Given Lafarge’s control of the Company, it is able to dominate and control Lafarge North America’s Board of Directors. Under the circumstances, none of the directors can be expected to protect Lafarge North America’s public shareholders in dealings between Lafarge and the public shareholders, as exemplified by the proposed transaction.
          30. Because of Lafarge’s control of the Company, no third party, as a practical matter, is likely to attempt any competing bid for Lafarge North America, as the success of any such bid would require the consent and cooperation of Lafarge.
          31. Thus, Lafarge has the power and is exercising its power to enable it to acquire the Company’s public shares and dictate terms which are contrary to the public shareholders’ best interests and do not reflect the fair value of Lafarge North America’s stock.
          32. Under the circumstances, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value.
          33. The defendants have breached their duty of loyalty to Lafarge North America stockholders by using their control of Lafarge North America to force plaintiff and the Class to sell their equity interest in Lafarge North America at an unfair price, and deprive Lafarge North America’s public shareholders of maximum value to which they are entitled. The Individual Defendants have also breached the duties of loyalty and due care by not taking adequate measures to ensure that the interests of Lafarge North America’s public shareholders are properly protected from overreaching. Lafarge has breached its fiduciary duties by using its knowledge and control for its own benefit.
          34. The terms of the transaction are unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Lafarge North America and that possessed by Lafarge North America’s public shareholders. Defendants’ scheme and intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.
          35. Plaintiff has no adequate remedy at law.
Count One
Breach of Fiduciary Duty
          36. All preceding allegations are adopted by reference in this count as if set forth fully herein.
          37. As alleged herein, each Defendant has breached identified fiduciary duties owed to Plaintiff and the members of the proposed class.
          38. As a proximate result of such breach(es) of fiduciary duty, Plaintiff and each member of the proposed class has been damaged, as further alleged herein.

          WHEREFORE, plaintiff demands judgment as follows:
          A. Declaring this to be a proper class action and certifying plaintiff as Class representative;
          B. Enjoining, preliminarily and permanently, the acquisition under the terms presently proposed;
          C. To the extent, if any, that the transaction complained of is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding rescissory damages to the Class;
          D. Directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;
          E. Awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and
          F. Granting such other and further relief as the Court deems appropriate.
JURY TRIAL DEMAND
     Plaintiff and the proposed class demand a trial by jury on all issues so triable.

Dated: February 7, 2006	LAW OFFICES OF CHARLES J. PIVEN, P.A.

/s/ Marshall N. Perkins

Charles J. Piven
Marshall N. Perkins
The World Trade Center-Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202,
410-332-0030

Attorneys for Plaintiff and the proposed class
OF COUNSEL:
ABBEY GARDY, LLP
212 East 39th Street
New York, New York 10016
Telephone: (212) 889-3700
Facsimile: (212) 684-5191